Bank of America Corporation	Filed Pursuant to Rule 424(b)(2) Registration No. 333-83503
Pricing Supplement No. 277 (To Prospectus dated August 5, 1999 and Prospectus Supplement dated June 5, 2001)
Senior Medium-Term Notes, Series I Due Nine Months or More From Date of Issue
15.00% EQUITY-LINKED NOTES DUE 2002
(LINKED TO THE PERFORMANCE OF QUALCOMM INCORPORATED COMMON STOCK)
Aggregate Principal Amount:		$18,500,000.00
Issue Price:	100%	$18,500,000.00
Commission or Discount:	0%	$0
Proceeds to Corporation:	100%	$18,500,000.00
Securities Offered:	15.00% Equity-Linked Notes Due 2002 (the "Notes"), linked to the performance of QUALCOMM Incorporated common stock. The Notes are senior debt securities issued by Bank of America Corporation (the "Corporation") and described in the prospectus supplement and prospectus.
Agent:	Banc of America Securities LLC ("BAS")
Cusip #:	06050MBM8
Form:	Book-entry only.
Pricing Date:	September 21, 2001.
Settlement Date:	September 27, 2001.
Maturity Date:	September 27, 2002, subject to extension upon the occurrence of certain Non-Trading Days. See "Description of the Notes -- Market Disruption."
Valuation Date:	September 21, 2002, subject to adjustment upon the occurrence of certain Non-Trading Days. See "Description of the Notes -- Market Disruption."
Underlying Security:	QUALCOMM Incorporated ("QUALCOMM") common stock, par value $0.0001 ("QUALCOMM Common Stock").
Face Amount:	$1,000.
Initial Reference Price:	$45.0876.
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof.
Interest Payments:	The Notes bear interest from September 27, 2001 at a rate per annum of 15.00% of the Face Amount. Interest is payable quarterly in arrears on December 27, 2001, March 27, 2002, June 27, 2002, and on the Maturity Date (each, an "Interest Payment Date"). Interest is computed on the basis of the actual number of days elapsed in a 360-day year of twelve 30-day months. Each interest payment on an Interest Payment Date includes interest accrued to, but not including, such Interest Payment Date. See "Description of the Notes-- Interest Payments."
Principal Repayment Amount:
At maturity, the principal amount payable in respect of the Face Amount of Notes (the "Principal Repayment Amount") will be equal to the Face Amount multiplied by the following fraction:

Capped Reference Price
Initial Reference Price

Capped Reference Price:	The lesser of (A) the Valuation Date Price and (B) 137% of the Initial Reference Price.
Valuation Date Price:	The Closing Price of QUALCOMM Common Stock on the Valuation Date. The Valuation Date Price will be subject to adjustment as a result of certain dilution events. See "Description of the Notes--Dilution Adjustments" and "Description of the Notes--General."
Closing Price:	The "Closing Price" of any security on any determination date means the closing price of a security listed for trading on the New York Stock Exchange or the closing bid price or last reported bid price of any security on the NASDAQ National Market System ("NASDAQ") on such date or, if such security is not listed for trading on the New York Stock Exchange or NASDAQ on any such date, on such other national securities exchange or association that is the primary market for the trading of such security.

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May the Notes be redeemed by the Corporation prior to maturity?	No.
May the Notes be repaid prior to maturity at the option of the Holder?	No.
Listing:	None.
Calculation Agent:	BAS

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RISK FACTORS

     The trading price of the Notes may vary considerably prior to maturity due, among other things, to fluctuations in the price of QUALCOMM Common Stock, changes in interest rates, economic conditions, and other events that are difficult to predict and are beyond our control. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes with your advisors in light of your particular circumstances.

     Possible Loss of Principal; Limited Appreciation. The Notes differ from ordinary debt securities in that the Face Amount is not paid at maturity; instead the amount paid at maturity is not fixed, but will equal the Principal Repayment Amount. The Principal Repayment Amount depends on the price of QUALCOMM Common Stock on the Valuation Date. There can be no assurance that the Principal Repayment Amount will be greater than or equal to the Face Amount. As a result, you may lose your original investment. For example, if the Valuation Date Price is less than the Initial Reference Price, the Principal Repayment Amount will be less than the Face Amount, in which case an investment in the Notes will result in a loss. The appreciation potential of the Notes is limited because the Principal Repayment Amount is capped at 137% of the Face Amount. As a result, you will not benefit from any increase in the price of QUALCOMM Common Stock above $61.77. See "Description of the Notes - General."

     Relationship of the Notes and QUALCOMM Common Stock. The trading value of the Notes will be affected primarily by changes in the price of QUALCOMM Common Stock. The price of QUALCOMM Common Stock has been highly volatile. Historical prices of QUALCOMM Common Stock should not be taken as an indication of QUALCOMM Common Stock's future performance during the term of the Notes.

     We cannot predict whether the price of QUALCOMM Common Stock will rise or fall. Trading prices of QUALCOMM Common Stock will be influenced by, among other things:

    QUALCOMM's operational results;
    QUALCOMM's creditworthiness;
    the dividend rate, if any, on QUALCOMM Common Stock; and
    complex and interrelated political, economic, financial, and other factors that can affect the capital markets generally, the securities markets on which QUALCOMM Common Stock is traded and the market segment of which QUALCOMM is a part. See "QUALCOMM Incorporated."
     Volatility of QUALCOMM Common Stock. Due to the cap on the Principal Repayment Amount, if the volatility of QUALCOMM Common Stock increases, we expect that the trading value of the Notes will decrease. If the volatility of QUALCOMM Common Stock decreases, we expect that the trading value of the Notes will increase. As a result, the Notes may trade at a value significantly below that which would be expected based on the level of interest rates and the price of QUALCOMM Common Stock. The effect of volatility on the trading

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value of the Notes is likely to be most pronounced when the price of QUALCOMM Common Stock is approximately equal to 137% of the Initial Reference Price.

     Interest Rates. We expect that the trading value of the Notes will be affected by changes in interest rates. Generally, if United States interest rates increase, we expect that the market value of the Notes will decrease. If United States interest rates decrease, we expect the market value of the Notes will increase. Interest rates also may affect the economy which, in turn, may affect the price of QUALCOMM Common Stock.

     Our Credit Ratings. Real or anticipated changes in our credit ratings may affect the market value of the Notes.

     Dilution of QUALCOMM Common Stock; Partial Tender or Exchange Offers. The Principal Repayment Amount is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, extraordinary cash dividends, and certain other actions of QUALCOMM that modify its capital structure. See "Description of the Notes--Dilution Adjustments." The Principal Repayment Amount is not adjusted for other events, such as offerings of QUALCOMM Common Stock for cash, which may adversely affect the price of QUALCOMM Common Stock and, because of the relationship of the Principal Repayment Amount to the price of QUALCOMM Common Stock, may adversely affect the market value of the Notes. There can be no assurance that QUALCOMM will not offer QUALCOMM Common Stock in the future or as to the amount of such offerings, if any. Additionally, the Principal Repayment Amount is not adjusted for events such as the occurrence of a partial tender or exchange offer for QUALCOMM Common Stock by QUALCOMM or any third party, which may affect the market value of the Notes.

     Lack of Affiliation between QUALCOMM and Us. We are not affiliated with QUALCOMM. QUALCOMM is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take our needs or those of holders of the Notes into consideration for any reason. QUALCOMM will not receive any of the proceeds of the offering of the Notes. QUALCOMM will not be involved in the calculation of the Principal Repayment Amount. Neither we nor any of our affiliates, including BAS, assumes any responsibility for the adequacy or accuracy of any publicly available information about QUALCOMM. You should make your own investigation about QUALCOMM. See "QUALCOMM Incorporated" for additional information.

     No Shareholder Rights. Investing the Notes will not make you a holder of QUALCOMM Common Stock. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to the QUALCOMM Common Stock. As a result, the return on your Notes will not reflect the return you would realize if you actually owned QUALCOMM Common Stock and received the dividends paid or other distributions made on such stock. Your Notes will be paid in cash, and you will have no right to receive delivery of the QUALCOMM Common Stock.

     Potential Conflicts. Because we control the Calculation Agent, potential conflicts of interest could arise. We have the right to appoint and remove a Calculation Agent. Our subsidiary, BAS, has been appointed to act as Calculation Agent for the Notes. Under certain

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circumstances, BAS' role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests.

      Uncertain Tax Consequences. You should consider the tax consequences of investing in the Notes. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. See "Certain United States Federal Income Tax Considerations" in this pricing supplement and "United States Taxation" in the prospectus supplement.

QUALCOMM INCORPORATED

     According to publicly available documents, QUALCOMM Incorporated, a Delaware corporation, is a leading developer and supplier worldwide of Code Division Multiple Access-based wireless communication integrated circuits, and system software solutions for voice and data communications products and services.

     QUALCOMM is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, QUALCOMM files reports, proxy statements, and other information with the Securities and Exchange Commission. Copies of such reports, proxy statements, and other information may be inspected and copied at certain offices of the Securities and Exchange Commission at the addresses listed under "Where You Can Find More Information" in the accompanying prospectus. Information filed with the SEC by QUALCOMM pursuant to the Exchange Act can be located by reference to QUALCOMM's Commission file number 000-19528. To our knowledge, based upon currently available public documents, as of the date of this pricing supplement, QUALCOMM is eligible to use Form S-3 under the Securities Act of 1933, as amended, for securities offerings.

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     The following table sets forth the high and low Closing Price of QUALCOMM Common Stock during each quarter of 1998, 1999, 2000, and 2001 through September 19, 2001. The Closing Price on September 19, 2001 was $45.00. We obtained the prices listed below from Bloomberg Financial Markets and we believe such information to be accurate. You should not take the historical prices of QUALCOMM Common Stock as an indication of future performance.

	High	Low
1998
First Quarter	$ 6.9611	$ 5.6163
Second Quarter	7.2974	5.7003
Third Quarter	8.2067	5.1960
Fourth Quarter	7.2813	4.8672

1999
First Quarter	15.5313	6.9297
Second Quarter	35.8750	15.5625
Third Quarter	48.3906	34.7969
Fourth Quarter	176.0625	46.7031

2000
First Quarter	179.2500	110.5625
Second Quarter	152.1875	59.9375
Third Quarter	77.4375	52.9375
Fourth Quarter	104.375	61.5000

2001
First Quarter	86.8125	48.0625
Second Quarter	70.9200	43.8125
Third Quarter (through September 19, 2001)	68.3400	45.0600

      This pricing supplement relates only to the Notes offered hereby and does not relate to QUALCOMM Common Stock. We are not offering or selling securities of QUALCOMM. The descriptions of QUALCOMM as well as all disclosures contained in this pricing supplement regarding QUALCOMM are derived from the publicly available documents described above. Neither we nor any of our affiliates, including BAS, has participated in the preparation of such documents, verified either the accuracy or the completeness of the information concerning QUALCOMM included in the publicly available documents or made any due diligence inquiry with respect to QUALCOMM. We do not make any representations that the publicly available documents or any other publicly available information about QUALCOMM are accurate or complete. There can be no assurance that all events occurring prior or subsequent to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described above) that might affect the trading price of QUALCOMM Common Stock have been or will be publicly disclosed. Because the Principal Repayment Amount is related to the price of QUALCOMM Common Stock, such events, if any,

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also would affect the trading price of the Notes. We do not intend to furnish to holders of Notes subsequent information with respect to QUALCOMM. Neither we nor any of our affiliates, including BAS, makes any representation to you as to the performance of QUALCOMM Common Stock.

     We, or one or more of our affiliates, may currently or from time to time engage in business with QUALCOMM, including making loans to, or equity investments in, QUALCOMM or the provision of advisory services to QUALCOMM. In the course of such business, we or our affiliates may acquire non-public information with respect to QUALCOMM, none of which will be available to you. One or more of our affiliates may publish research reports with respect to QUALCOMM, and those reports might be expected to have an impact on the trading value of QUALCOMM Common Stock. Those affiliates also may discontinue such research coverage, which might have an impact on the trading value of QUALCOMM Common Stock.

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DESCRIPTION OF THE NOTES

General

     The Notes are medium-term notes issued under the Senior Indenture, which is more fully described in the accompanying prospectus supplement and prospectus. The following description of the Notes offered hereby supplements the description of the general terms and provisions of the Notes and Debt Securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

     Certain capitalized terms used herein have the meanings ascribed to them in the prospectus supplement and prospectus.

     The aggregate Face Amount of the Notes is $18,500,000. However, we may "reopen" this series of Notes and issue additional Notes at a later time or issue additional debt securities or other securities with terms similar to those of the Notes, and such issuances may affect the trading value of the Notes. The minimum denominations are $100,000 or integral multiples of $1,000 in excess thereof. The Notes mature on September 27, 2002, subject to extension in the case of certain      Non-Trading Days. See "Description of the Notes -- Market Disruption." At maturity, the holder will receive the Principal Repayment Amount. The Principal Repayment Amount may be less than the Face Amount.

     The Calculation Agent, in its sole discretion, shall determine: the Principal Repayment Amount, whether a day is a Non-Trading Day, whether a dilution adjustment should be made, the Valuation Date Price, the Capped Reference Price, and any other variables that may affect the Principal Repayment Amount.

     "Business Day" with respect to the Notes means any day that is not a Saturday, a Sunday, or a day on which the New York Stock Exchange, the American Stock Exchange, NASDAQ, any other national securities exchange, or banking institutions or trust companies in New York, New York or Charlotte, North Carolina are authorized or obligated by law or executive order to close.

     A "Trading Day" is a Business Day on which the security the Closing Price of which is being determined (a) is not suspended from trading on any national securities exchange or association at the close of business and (b) has traded at least once on the national securities exchange or association that is the primary market for the trading of such security.

     Prior to maturity, the Notes are not redeemable by us or repayable at the option of any holder. The Notes are not subject to any sinking fund. Upon the occurrence of an Event of Default (as defined in the Senior Indenture) with respect to the Notes, holders may accelerate the maturity of the Notes, as described under "Description of the Notes--Events of Default and Acceleration" in this pricing supplement and "Description of Debt Securities--Events of Default" in the prospectus.

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Market Disruption

     If the Valuation Date is not a Trading Day (a "Non-Trading Day"), then the Valuation Date will instead be the next Trading Day. If such next Trading Day occurs after the stated Maturity Date, then the Notes will not mature on the stated Maturity Date but instead will mature on the Trading Day following the new Valuation Date. The Notes will continue to accrue interest until the Principal Repayment Amount is paid at maturity. If the maturity of the Notes is extended as a result of a Non-Trading Day, such accrued interest will be payable to the holders of the Notes on the date of such extended maturity.

Interest Payments

     Each Note will bear interest from September 27, 2001, at the rate of 15.00% per annum on the Face Amount until the Principal Repayment Amount is paid. Interest on the Notes will be payable quarterly in arrears on each Interest Payment Date, commencing December 27, 2001, and at maturity. Interest on the Notes will be computed on the basis of the actual number of days elapsed over a 360-day year of twelve 30-day months. Each interest payment in respect of an Interest Payment Date will include interest accrued through the day before such Interest Payment Date. The interest payable in respect of each Note on each Interest Payment Date, subject to certain exceptions provided in the Senior Indenture described in the prospectus, will be paid to the person in whose name such Note is registered on the close of business on the Regular Record Date (as defined in the prospectus supplement).

Dilution Adjustments

     If any of the events described below occur during the period commencing on the Pricing Date and ending on the Maturity Date, and the Calculation Agent determines that such event will have an effect on the Initial Reference Price, Valuation Date Price, the Capped Reference Price or any other variable used to determine the Principal Repayment Amount, the Calculation Agent may make corresponding adjustments to such variables. References to QUALCOMM, QUALCOMM Common Stock and similar terms also shall refer to any QUALCOMM Survivor (as defined below). Adjustments shall be made for:

(i)         QUALCOMM Common Stock Dividends, Extraordinary Cash Dividends and Other Distributions. If a dividend or other distribution is declared (a) on any class of QUALCOMM's capital stock payable in shares of QUALCOMM Common Stock or (b) on QUALCOMM Common Stock payable in cash in an amount greater than 10% of the Closing Price of QUALCOMM Common Stock (an "Extraordinary Cash Dividend") on the date fixed to determine the stockholders of record entitled to receive such cash dividend (the "QUALCOMM Record Date"), then the Closing Price of QUALCOMM Common Stock on each Trading Day following the QUALCOMM Record Date shall be increased by multiplying such Closing Price by a fraction the numerator of which shall be the sum of (x) the number of shares of QUALCOMM Common Stock outstanding on the QUALCOMM Record Date, plus (y) the number of shares constituting such distribution or, in the case of an Extraordinary Cash Dividend, the number of shares of QUALCOMM Common Stock that could be purchased using such Extraordinary Cash Dividend based on the Closing Price of QUALCOMM Common Stock on the Trading Day immediately

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subsequent to such QUALCOMM Record Date, and the denominator of which shall be the number of shares of QUALCOMM Common Stock outstanding on the QUALCOMM Record Date.

(ii)     Subdivisions and Combinations of QUALCOMM Common Stock. Proportional increases or decreases shall be made to the prices of QUALCOMM Common Stock if the outstanding shares of QUALCOMM Common Stock are subdivided into a greater number of shares, or, conversely, if the outstanding shares of QUALCOMM Common Stock are combined into a smaller number of shares.

(iii)     Reclassifications of QUALCOMM Common Stock. If QUALCOMM Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (except to the extent otherwise provided in (i) or (ii) above or pursuant to a consolidation, merger, sale, transfer, lease, or conveyance, liquidation, dissolution, or winding-up, as described in (iv) below), the Principal Repayment Amount shall be calculated by using the Closing Price of the shares of stock into which a share of QUALCOMM Common Stock was changed on each Trading Day following the effectiveness of such change.

(iii)     Dissolution of QUALCOMM; Mergers, Consolidations, or Sales of Assets in which QUALCOMM is not the Surviving Entity; Spin-Offs. In the event of any (A) consolidation or merger of QUALCOMM, or any surviving entity or subsequent surviving entity of QUALCOMM (a "QUALCOMM Successor") with or into another entity (other than a consolidation or merger in which QUALCOMM is the surviving entity), (B) sale, transfer, lease, or conveyance of all or substantially all of the assets of QUALCOMM or any QUALCOMM Survivor, (C) liquidation, dissolution, or winding-up of QUALCOMM or any QUALCOMM Survivor, or (D) declaration of a distribution on QUALCOMM Common Stock in the form of the common stock of any subsidiary of QUALCOMM (a "QUALCOMM Spin-Off") (any of the events described in (A), (B), (C), or (D), a "Reorganization Event"), the Principal Repayment Amount will be the value of the cash and other property including securities received by a holder of a share of QUALCOMM Common Stock in any such Reorganization Event plus, in the case of a QUALCOMM Spin-Off, the value of a share of QUALCOMM Common Stock, or, to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent Reorganization Event. For purposes of determining the Principal Repayment Amount, the value of (A) any cash and other property (other than listed securities) received in an such Reorganization Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event and (B) any property consisting of listed securities received in any such Reorganization Event will be an amount equal to the Closing Price of such securities on the Maturity Date.

     Notwithstanding the foregoing potential adjustments, the Principal Repayment Amount will not exceed 137% of the Face Amount under any circumstance.

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      The Calculation Agent is solely responsible for the determination and calculation of (and determination of any method for calculating) any dividends, distributions, numbers of shares, other securities, or other property or assets (including cash) in connection with any the events described above, and its determinations and calculations shall be conclusive.

Events of Default and Acceleration

     In case an Event of Default, as defined in the Senior Indenture, with respect to the Notes shall have occurred and be continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the Senior Indenture will be equal to: (i) the Principal Repayment Amount (determined as though the Notes matured on the date of acceleration and that the Valuation Date Price was the Closing Price on the date of acceleration) plus (ii) an additional amount, if any, of interest calculated to the date of payment.

Same-Day Settlement and Payment

     The Notes will be delivered in book-entry only form through The Depositary Trust Company ("DTC") against payment by purchasers of the Notes in immediately available funds. We will make payments of interest and any cash due upon redemption in immediately available funds to DTC so long as the Notes are maintained in book-entry only form.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes certain United States federal income tax consequences of the ownership of the Notes as of the date hereof. Except where noted, it deals only with Notes held as capital assets by initial holders and does not deal with holders with special situations, such as dealers in options or persons who hold the Notes in the ordinary course of business, financial institutions, life insurance companies, or purchasers holding the Notes as part of a hedging transaction or a "straddle." Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified so as to result in federal income tax consequences different from those discussed below.

     No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. In addition, due to the absence of any authority directly addressing instruments that are similar to the Notes, tax counsel is unable to render an opinion as to the proper United States federal income tax treatment of the Notes.

      Persons considering the purchase, ownership, or disposition of the Notes should consult their own tax advisors concerning the federal income tax consequences to them in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

     By purchasing the Notes, each holder agrees with us to treat, for United States federal income tax purposes, the Notes as a cash settled capped forward purchase contract on QUALCOMM Common Stock coupled with a cash deposit, bearing interest at the stated rate on the Notes, pledged by the holders to us. At maturity of the Notes, the cash deposit will be unconditionally and irrevocably applied by us in full satisfaction of each holder's obligation under the forward contract, and we will deliver to each holder the amount of cash the holder is entitled to receive at the time pursuant to the terms of the Notes. Consistent with this characterization, we have determined that amounts paid to us in respect of the original issuance of the Notes will be allocated entirely to the cash deposit.

     As used herein, a "United States Holder" of Notes means a holder that is a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust which is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code. A "Non-United States Holder" is a holder who is not a United States Holder.

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Taxation of United States Holders

     Assuming the agreement described above as to the United States federal income tax treatment of the Notes is respected, a United States Holder will include currently in income, as ordinary interest income (or, if and to the extent the interest rate on the Notes exceeds our ordinary cost of borrowing, possibly as contract fees for entering into the forward contract), payments denominated as interest (including any interest payment at maturity) that are made with respect to the Notes, in accordance with such United States Holder's regular method of tax accounting. In addition, upon the sale, exchange, or other disposition of the Notes, a United States Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other disposition and the United States Holder's tax basis in the Notes. A United States Holder's tax basis in the Notes generally will equal the amount paid by such holder to acquire the Notes. Such gain or loss generally will be long-term capital gain or loss if the United States Holder has held the Notes for more than one year at the time of disposition.

     At maturity of the Notes, a United States Holder will recognize gain or loss equal to the difference between the amount of cash received and the United States Holder's tax basis in the Notes. We intend to treat the gain or loss from the settlement of the forward contract as capital gain or loss although the IRS may take the position that any such gain should be treated as ordinary income. The distinction between capital gain or loss and ordinary income or loss is important for purposes of determining the tax rate at which any such gain or income is subject to tax, as well as the limitations on a United States Holder's ability to offset capital losses against ordinary income. You should consult your own tax advisors with respect to the potential impact to you of this distinction between capital gain or loss and ordinary income or loss.

     The IRS may contend that the Notes should be characterized for federal income tax purposes under a different approach than that described above and do not constitute a cash settled capped forward purchase contract coupled with a cash deposit. For example, the IRS may contend that the Notes should be treated as a cash settled capped forward purchase contract coupled with a short-term debt instrument, a prepaid forward contract or other form of transaction. Accordingly, you are urged to consult your own tax advisors concerning the United States federal income tax consequences of an investment in the Notes.

     Pursuant to Section 1260 of the Code, all or a portion of any long-term capital gain recognized or deemed to be recognized (as described below) by a taxpayer as a result of the ownership of certain types of derivative instruments will be recharacterized as ordinary income. In its current form, Section 1260 does not apply to the Notes. However, the Treasury Department is authorized to promulgate regulations that could expand the application of Section 1260 to the Notes. If Section 1260 were to apply to the Notes, the effect on a United States Holder would be to treat as ordinary income that portion of any long-term capital gain recognized or deemed to be recognized by such holder on a sale or at maturity of the Notes that exceeds the long-term capital gain that would have been recognized by such holder if the holder had acquired the QUALCOMM Common Stock on the issue date of the Notes and disposed of such stock upon disposition (including retirement) of the Notes. In addition, Section 1260 would impose an interest charge on the gain (or deemed gain) that was recharacterized as ordinary income.

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Taxation of Non-United States Holders

     Based on the treatment of the Notes described above and subject to the discussion below concerning backup withholding, in the case of a Non-United States Holder of the Notes, payments made with respect to such Notes (other than payments of interest to certain parties related to us and our subsidiaries), including payments on any sale or disposition of such Notes, should not be subject to United States withholding tax, provided that (i) the Notes are not being used in a United States trade or business and (ii) such Non-United States Holder complies with applicable certification requirements.

     As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible, some of which may require withholding tax to be imposed with respect to payments on the Notes. Should payments with respect to the Notes become subject to withholding tax, we will withhold tax at the statutory rate. However, until the IRS provides further guidance, no tax will be withheld. Non-United States Holders should consult their own tax advisors.

Backup Withholding and Information Reporting

     A holder may be subject to information reporting and to backup withholding on certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding will be imposed at a rate of 30.5% for the calendar year ending on December 31, 2001 and will be reduced to 30% for the 2002 calendar year (and further reduced gradually to 28% by the year 2006). Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

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